Exhibit 99.1

China Hydroelectric Corporation Announces Results for the Second Quarter 2013

- Continuing Ops Electricity sold down 7.6% YOY

- Continuing Ops Net revenue down 6.3% YOY

-Continuing Ops Non-GAAP net income up 18.2% YOY

- Continuing Ops Non-GAAP net income per ADS up 33% YOY

-Cash up $8.3 million (excluding restricted cash) and bank loans down $6.6 million from Q1 2013

Beijing, August 15, 2013— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

For the second quarter of 2013, revenues from continuing operations (net of value-added tax) declined 6.3% year over year to $29.8 million, due to a 7.6% decline in electricity sold. Despite the revenue decline, non-GAAP net income from continuing operations increased 18.2% year over year to $6.5 million. Non-GAAP net income from continuing operations per diluted ADS increased 33.3% year over year to $0.12. Precipitation during the quarter was 13% below the long-term average for the company, due to lower rainfall in the three main provinces in which the Company operates.

“Results this quarter again confirm the effectiveness of the Company’s strategy to mitigate precipitation fluctuations through tight control of operating expenses,” stated Mr. Amit Gupta, Chairman of China Hydroelectric. “In the second quarter of 2013, the Company increased its bottom line despite lower revenues, which are dependent on weather and beyond the Company’s control. The strong Q2 results are a reflection of management’s focus on operational efficiency, cost control, and debt reduction.”

Dr. You Su-Lin, interim Chief Executive Officer added, “This quarter represented a tough comparison with Q2 2012, due to the high rainfall last year and dryer conditions this year. Precipitation was 13% below the long-term average, versus being 10% above the long-term average last year. Nonetheless, non-GAAP net income increased by 18.2%. Our stronger balance sheet, which has more cash and lower debt, is noteworthy. We will continue to focus on operational excellence and improve profitability and our balance sheet.”

Operating Highlights

Precipitation in Q2 2013 was approximately 13% below the long-term average, due to dryer conditions in the three main provinces in which the Company operates. In contrast, Q2 2012 precipitation was 10% above the long-term average. Due to less precipitation, electricity sold in Q2 2013 declined approximately 7.6% when compared to Q2 2012. The reduced rainfall resulted in a utilization rate of 49.8% in Q2 2013, compared to 54.3% in Q2 2012.

The following table presents precipitation levels for the Company’s three main operating regions as a percentage of historical long term average for the periods indicated.

Precipitation — Percentage of Long-Term Average *…

Province	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Zhejiang	91%	131%	95%	140%
Fujian	89%	114%	85%	122%
Yunnan	80%	90%	72%	86%
Total Company	87%	110%	85%	117%

Province	Fiscal 2012	Fiscal 2011	Fiscal 2010
Zhejiang	134%	70%	130%
Fujian	128%	62%	114%
Yunnan	87%	86%	N/M
Total Company	121%	84%	120%

*Source: Data collected by the Company and by provincial and national meteorological recording stations

…The Company refined collection of precipitation data in 2013 and believes refined collections are more representative of actual historical experience.

N/M — Not material.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, average effective utilization rate, per ADS data and percentages):

Summary Data	Q2 2013	Q2 2012	% Change	First Half 2013	First Half 2012	% Change
Continuing Operations
Electricity sold (millions kWh)	563.2	609.7	-7.6%	892.4	1,012.4	-11.9%
Effective tariff (RMB/kWh)	0.35	0.35	—	0.36	0.35	2.9%
Average effective utilization rate	49.8%	54.3%	-8.3%	39.7%	45.5%	-12.7%
Revenues	29.8	31.8	-6.3%	48.1	52.9	-9.1%
Gross profit	20.6	22.6	-8.8%	30.8	35.6	-13.5%
Adjusted EBITDA (1)	23.0	23.8	-3.4%	36.2	38.2	-5.2%
GAAP net income	7.5	6.8	10.3%	5.9	5.7	3.5%
GAAP net income per ADS (3)	0.15	0.11	36.4%	0.12	0.10	20.0%
Non-GAAP net income (2)	6.5	5.5	18.2%	6.8	5.5	23.6%
Non-GAAP net income per ADS (2),(3)	0.12	0.09	33.3%	0.12	0.09	33.3%
Net income from discontinued operations	—	0.9	-100%	—	2.7	-100%

(1)         See “Net income to adjusted EBITDA reconciliation” below

(2)         See “GAAP net income to non-GAAP net income reconciliation” below

(3)         Per ADS data is representative of basic and diluted ADS

Precipitation levels are one of the principal factors affecting the Company’s revenues, profitability and cash generated by operations. Other important factors include, but are not limited to: consistency of precipitation; upstream reservoir conditions; the cascading effects of multiple hydroelectric power projects on a single waterway; and upstream precipitation levels in the Company’s river basins. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter.

Second Quarter 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations for the second quarter of 2013 were $29.8 million, a decrease of 6.3%, or $2.0 million, from $31.8 million for the second quarter of 2012. As previously noted, the decrease was principally due to reduced electricity sales. The lower electricity sales resulted from lower precipitation levels in all of the Company’s three main operating regions.

The Company sold 563.2 million kWh from continuing operations in the second quarter of 2013, a decrease of 46.5 million kWh, or 7.6%, from the 609.7 million kWh sold in the second quarter of 2012. The effective tariff for the second quarter of 2013 was RMB 0.35/kWh, unchanged from Q2 2012.

Cost of Revenues

Cost of revenues from continuing operations, for the second quarter of 2013 was $9.1 million, unchanged from the second quarter of 2012. Cost of revenues in the second quarter of 2013 primarily included (i) repairs and maintenance costs of $0.4 million, compared to $0.7 million for the second quarter of 2012; (ii) depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) of $5.8 million, compared to $5.7 million for the second quarter of 2012 and (iii) labor cost of $1.0 million, compared to $0.8 million for the second quarter of 2012.

Gross Profit and Margin

Gross profit from continuing operations for the second quarter of 2013 decreased by 8.8% to $20.6 million, from $22.6 million in the prior-year period. Gross margin for the second quarter of 2013 decreased to 69.1% compared to 71.1% in the same period of 2012 primarily due to decreased revenues and the fixed nature of certain expenditures included in cost of revenues.

Operating Expenses

General and administrative expenses for the second quarter of 2013 decreased 17.8% to $3.7 million, from $4.5 million for the second quarter of 2012. The decrease was primarily due to the closure of the U.S. office and reduction of professional service expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 10.5% to $23.0 million in the second quarter of 2013 compared to $25.7 million in the same period of 2012. Adjusted EBITDA margin increased to 77% for the second quarter of 2013 compared to 76% in the same period of 2012.

As previously announced, the Company sold the Yuheng project in Q4 2012. Accordingly, the Q2 2012 results include the effect of that project. Management believes removing the financial impact of Yuheng from Q2 2012 results provides a more useful comparison of the change in continuing operations. On this continuing basis, Adjusted EBITDA decreased by 3.4%, or $0.8 million, to $23.0 million in the second quarter of 2013 from $23.8 million in the same period of 2012, and Adjusted EBITDA margin increased from 75% to 77%.

Interest Expenses, net

Net interest expense was $5.5 million in the second quarter of 2013, compared to $6.8 million in the same period of 2012. The decrease was primarily due to reduced interest accrual on loans owed to third party individuals. The reduced interest accrual was a result of a decrease in the balance of these third party loans, when compared to the Q2 2012 balance.

GAAP and Non-GAAP Net Income

Net income attributable to China Hydroelectric shareholders was $7.5 million in the second quarter of 2013 compared to net income attributable to China Hydroelectric shareholders from continuing operations of $6.8 million in the same period of 2012, which excluded $0.9 million net income attributable to China Hydroelectric shareholders from discontinued operations.

Non-GAAP net income attributable to China Hydroelectric shareholders was $6.5 million, or $0.12 per diluted ADS, for the second quarter of 2013, compared to Non-GAAP net income attributable to China Hydroelectric shareholders from continuing operations of $5.5 million, or $0.09 per diluted ADS in the prior year period. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Income to Non-GAAP Net Income Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the second quarter of 2013 and 2012 per share calculations were 54.0 million and 54.0 million ADSs, representing 162.1 million and 162.0 million ordinary shares, respectively.

Six Months Ended June 30, 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations for the first half of 2013 were $48.1 million, a decrease of 9.1%, or $4.8 million, from $52.9 million for the first half of 2012. The decrease was principally due to lower precipitation levels in all of the Company’s three main operating regions compared to the first half of 2012. The Company sold 892.4 million kWh from continuing operations in the first half of 2013, a decrease of 120.0 million kWh, or 11.9%, from 1,012.4 million kWh sold in the first half of 2012. The effective tariff for the first half of 2013 was RMB 0.36/kWh, compared to RMB 0.35/kWh in the same period of 2012.

Cost of Revenues

Cost of revenues from continuing operations for the first half of 2013 was $17.4 million, as compared to $17.3 million for the first half of 2012. Cost of revenues in the first half of 2013 primarily included (i) repairs and maintenance costs of $0.7 million, compared to $1.0 million for the first half of 2012; (ii) depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) of $11.5 million, compared to $11.4 million for the first half of 2012 and (iii) labor cost of $1.9 million, compared to $1.7 million for the first half of 2012.

Gross Profit and Margin

Gross profit from continuing operations for the first half of 2013 decreased by 13.5% to $30.8 million, from $35.6 million in the prior-year period. Gross margin for the first half of 2013 decreased to 64.0% compared to 67.3% in the same period of 2012 primarily due to decreased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

General and administrative expenses for the first half of 2013 decreased by 26.4% to $6.4 million, from $8.7 million for the first half of 2012. The decrease was primarily due to the closure of the U.S. office and reduction of professional service expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 15.6% to $36.2 million in the first half of 2013 compared to $42.9 million in the same period of 2012. Adjusted EBITDA margin decreased to 75% for the second half of 2013, compared to 76% in the same period of 2012. On a continuing basis, Adjusted EBITDA decreased by 5.2%, or $2.0 million, to $36.2 million in the first half of 2013 from $38.2 million in the same period of 2012. On a continuing basis, Adjusted EBITDA margin increased from 72% to 75% year over year.

Interest Expenses, net

Net interest expense was $12.0 million in the first half of 2013, compared to $14.3 million in the same period of 2012. The decrease was primarily due to a decrease in interest accrual on loans owed to third party individuals due to a decrease in the balance of third party loans from the first half of 2012.

GAAP and Non-GAAP Net Income

Net income attributable to China Hydroelectric shareholders was $5.9 million in the first half of 2013 compared to net income attributable to China Hydroelectric shareholders from continuing operations of $5.7 million in the first half of 2012, which excluded $2.7 million net income attributable to China Hydroelectric shareholders from discontinued operations.

Non-GAAP net income attributable to China Hydroelectric shareholders was $6.8 million, or $0.12 per diluted ADS, for the first half of 2013, compared to Non-GAAP net income attributable to China Hydroelectric shareholders from continuing operations of $5.5 million, or $0.09 per diluted ADS, for the first half of 2012. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Income to Non-GAAP Net Income Reconciliation.”

Weighted average ADSs used in the first half of 2013 and 2012 per share calculations were 54.0 million ADSs, representing 162.0 million ordinary shares, respectively.

Balance Sheet

The Company’s cash flow in the quarter resulted in a strengthened balance sheet. Cash and cash equivalents (excluding restricted cash) were $17.5 million as of June 30, 2013, compared to $9.2 million as of March 31, 2013. Long-term bank loans were $251.7 million (including the current portion of long-term loans of $41.2 million) as of June 30, 2013, a slight increase from $247.9 million (including current portion of long-term loans of $36.4 million) as of March 31, 2013. Short-term loans as of June 30, 2013 were $11.3 million, a decrease of $10.4 million from $21.7 million as of March 31, 2013.

As of June 30, 2013, the Company’s working capital deficiency was $70.0 million. Up to the date of this release, the Company raised $8.8 million through borrowings from banks and other institutions. Investors should expect the Company to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects, as well as the nature of hydroelectric power projects to utilize a low level of working capital assets. The Company regularly raises funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects, and to refinance existing short-term loans into longer-term debt.

Legal Proceeding

In 2009, the Company entered into a capital injection agreement with Henan Lantian Group (“Lantian”) to acquire a certain equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”). The Company completed the first capital injection of RMB 32.5 million (US$ 4.8 million) in 2010. Thereafter, the project has been largely at a standstill and the investment in Wuyue was written off as of December 31, 2011. In 2012, the Company initiated the negotiation with Lantian to terminate the original agreement. In May 2013, Lantian filed an arbitration claim against the Company at China International Economic and Trade Arbitration Commission for the penalty of late capital injection in Wuyue, in a total amount of RMB25.74 million (US$4.2 million), and the bearing of arbitration fees. No hearing date has been set as of the date of this press release.

Business Outlook

As of the date of this release, rainfall in the third quarter of 2013 has been lower than that of the same period in 2012. Fujian and Zhejiang, regions in which the Company receives higher tariffs, continue to experience average to slightly below average levels of precipitation. Please note that all precipitation updates are offered as of the date of this release, and may be materially different when actual precipitation results are reported.

A severe flood in Sichuan province on July 18, 2013 damaged our tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment and the 35KV substation of our Liyuan hydroelectric power project. All of the Company’s staff and personnel were safely evacuated. The cost to repair damages is undetermined as of the date of this release. As such, the Company does not know if its existing insurance coverage will adequately cover both the cost to repair damages and economic losses. As of the date of this release, the Company does not expect the Liyuan hydroelectric power project to generate electricity for the remainder of the year.

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific Time) /9:00 am (Eastern Time) / 9:00 pm (Beijing/Hong Kong Time) on Friday, August 16, 2013 to discuss its second quarter financial results and recent business activities. To access the live teleconference, please dial (U.S.) +1-888-505-4375 or (International) +1-719-325-2177, and enter pass code 1788005. This call is being webcast by ViaVid Communications and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=105698, or at ViaVid’s website at http://www.viavid.com.

A playback will be available through August 30, 2013, by dialing (U.S.) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 1788005.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

Cautionary Statements Regarding Liquidity

Historically, the Company relied on the ready availability of credit in China to fund its operations and expansion. Commencing in the second quarter of 2013, the Company’s ability to obtain financing from its principal lenders in China was constrained by restrictions on bank lending imposed by the central government in an effort to end the funding of speculative investments. The Company started exploring wider forms of financing and is currently in various stages of negotiations with a number of financial institutions that may provide refinancing packages to extend the duration of the Company’s debt obligations. Of the short-term loans and current portion of long-term loans outstanding as of June 30, 2013, $39.8 million will become due in the next six months.

The management remains confident in the Company’s ability to secure capital in order to fund its liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that the Company fails to raise funds sufficient to meet its liquidity needs, the Company may be forced to substantially curtail its operations or otherwise take measures that would materially and adversely affect its current operations and business prospects.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, the regulatory environment, and the business outlook. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2013 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income attributable to China Hydroelectric shareholders and adjusted EBITDA, which are non-GAAP financial measures. Non-GAAP net income attributable to China Hydroelectric shareholders for the second quarter and the first half of 2013 and 2012 excludes the following non-cash charges: stock-based compensation expenses, exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income to Non-GAAP Net Income Reconciliation.” Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, and change in fair value of warrant liabilities. For further details, see the table entitled “Net income to adjusted EBITDA reconciliation.” The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net Income to Adjusted EBITDA Reconciliation” and “GAAP Net Income to Non-GAAP Net Income Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

Statement Regarding Unaudited Financial Information

The financial information set forth in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell
Investor Relations and Corporate Communications
Phone (U.S.): +1 (646) 650-1351
Email: ir@china-hydro.com

ICR, LLC

Gary Dvorchak, CFA
Senior Vice President
Phone (U.S.): +1 (310) 954-1123
Phone (China): +86-10-6583-7500
Email: gary.dvorchak@icrinc.com

James Hull Financial Analyst Phone (China): +86-10-6408-2341 Email: james.hull@chinahydroelectric.com

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ 000’s, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Continuing Operations:
Revenues	29,772	31,750	48,109	52,884
Cost of revenues	(9,149)	(9,133)	(17,358)	(17,302)
Gross profit	20,623	22,617	30,751	35,582
Operating expenses
General and administrative expenses (including a share-based compensation expenses of $216 and $154 for the six months ended June 30, 2013 and 2012, $128 and $154 for three months ended June 30, 2013 and 2012, respectively)	(3,729)	(4,512)	(6,447)	(8,662)
Total operating expenses	(3,729)	(4,512)	(6,447)	(8,662)
Operating income	16,894	18,105	24,304	26,920
Interest income	155	5	191	13
Interest expense	(5,682)	(6,847)	(12,161)	(14,297)
Changes in fair value of warrant liabilities	1,059	1,361	(716)	352
Exchange gain	76	57	63	46
Other income/(loss), net	(14)	(240)	10	(383)
Income before income tax expenses	12,488	12,441	11,691	12,651
Income tax expense	(4,768)	(5,467)	(5,656)	(6,773)
Net income from continuing operations	7,720	6,974	6,035	5,878

Net income from discontinued operations	—	929	—	2,737

Net income	7,720	7,903	6,035	8,615

Less:
Net loss attributable to non-controlling interests	(194)	(209)	(150)	(136)

Net income attributable to China Hydroelectric Corporation shareholders	7,526	7,694	5,885	8,479
- Continuing operations	7,526	6,765	5,885	5,742
- Discontinued operations	—	929	—	2,737

Other Comprehensive income, net of taxes
Foreign currency translation adjustments	5,856	(1,988)	6,897	(2,377)
Comprehensive income	13,576	5,915	12,932	6,238
Less: comprehensive loss attributable to non-controlling interest	(162)	(220)	(112)	(133)
Comprehensive income attributable to CHC shareholders	13,414	5,695	12,820	6,105

GAAP net income per ADS — basic and diluted	0.15	0.14	0.12	0.16
From continuing operation	0.15	0.11	0.12	0.10
From discontinued operation	—	0.03	—	0.06

GAAP net income per share — basic and diluted	0.05	0.05	0.04	0.05
From continuing operation	0.05	0.04	0.04	0.03
From discontinued operation	—	0.01	—	0.02

Weighted average American Depository Shares — basic	54,025,127	53,996,366	54,014,374	53,996,366
Weighted average ordinary shares — basic	162,075,380	161,989,097	162,043,122	161,989,097

Weighted average American Depository Shares — diluted	54,174,152	53,996,366	54,110,443	53,996,366
Weighted average ordinary shares — diluted	162,522,456	161,989,097	162,331,329	161,989,097

CHINA HYDROELECTRIC CORPORATION

GAAP NET INCOME TO NON-GAAP NET INCOME RECONCILIATION

(In US$ 000’s)

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net income attributable to CHC shareholders	7,526	7,694	5,885	8,479
Non-GAAP adjustments:
Exchange gain	(76)	(57)	(63)	(46)
Stock based compensation expense(1)	128	154	216	154
Change in fair value of warrant liabilities(2)	(1,059)	(1,361)	716	(352)
Non-GAAP net income attributable to CHC shareholders	6,519	6,430	6,754	8,235

Less:
Net income attributable to CHC shareholders from discontinued operations	—	(929)	—	(2,737)
Non-GAAP net income attributable to CHC shareholders from continuing operations	6,519	5,501	6,754	5,498

Non-GAAP net income attributable to CHC shareholders per ADS — basic and diluted (3)	0.12	0.12	0.12	0.15
From continuing operation	0.12	0.09	0.12	0.09
From discontinued operation	—	0.03	—	0.06
Non-GAAP net income attributable to CHC shareholders per ordinary share — basic and diluted	0.04	0.04	0.04	0.05
From continuing operation	0.04	0.03	0.04	0.03
From discontinued operation	—	0.01	—	0.02

Weighted average American depository shares — basic	54,025,127	53,996,366	54,014,374	53,996,366
Weighted average ordinary shares — basic	162,075,380	161,989,097	162,043,122	161,989,097
Weighted average American Depository Shares — diluted	54,174,152	53,996,366	54,110,443	53,996,366
Weighted average ordinary shares — diluted	162,522,456	161,989,097	162,331,329	161,989,097

(1)         Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2)         Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)         The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4)         All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ 000’s)

	As of June 30,	As of December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	17,464	7,967
Restricted cash	—	5,171
Accounts receivable (net of allowance for doubtful accounts of nil as of June 30, 2013 and December 31, 2012)	13,679	5,772
Notes receivable	—	1,877
Deferred tax assets	1,843	1,659
Amounts due from related parties	87	86
Prepayments and other current assets	9,166	14,150
Total current assets	42,239	36,682

Non-current assets:
Property, plant and equipment, net	547,107	548,511
Land use right, net	48,897	48,640
Intangible assets, net	4,657	4,660
Goodwill	114,425	112,481
Deferred tax assets	1,465	1,329
Other non-current assets	1,894	2,013
Total non-current assets	718,445	717,634

TOTAL ASSETS	760,684	754,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,976	3,124
Short-term loans	11,266	21,676
Current portion of long-term loans	41,233	35,537
Amounts due to related parties	13,144	12,705
Accrued expenses and other current liabilities	42,983	43,825
Warrant liabilities	1,556	839
Total current liabilities	112,158	117,706

Non-current liabilities:
Long term loans	210,438	212,970
Deferred tax liabilities	25,165	24,345
Other non-current liabilities	7,234	6,780
Total non-current liabilities	242,837	244,095

TOTAL LIABILITIES	354,995	361,801

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of June 30, 2013 and December 31, 2012; 162,099,665 and 161,989,097 shares issued and outstanding as of June 30, 2013 and December 31, 2012, respectively)	162	162
Additional paid in capital	509,907	509,665
Accumulated other comprehensive income	48,532	41,597
Accumulated deficit	(153,587)	(159,472)
Total China Hydroelectric Corporation shareholders’ equity	405,014	391,952
Non-controlling interests	675	563
TOTAL SHAREHOLDER’S EQUITY	405,689	392,515

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	760,684	754,316

CHINA HYDROELECTRIC CORPORATION

NET INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net income	7,720	7,903	6,035	8,615
Interest expenses, net	5,527	6,842	11,970	14,284
Other non-cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	(1,007)	(1,264)	869	(244)
Income tax expenses	4,768	5,467	5,656	6,773
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	955	—	1,969
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,957	5,798	11,679	11,497
EBITDA, as adjusted	22,965	25,701	36,209	42,894

	77%	76%	75%	76%

Less:
Income from discontinued operations	—	(929)	—	(2,737)
Interest expenses, income tax expense, depreciation and amortization related to discontinued operations	—	(955)	—	(1,969)
EBITDA, on a continuing basis, as adjusted	22,965	23,817	36,209	38,188

	77%	75%	75%	72%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

EBITDA margin, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ 000’s)

	Six Months Ended
	June 30, 2013	June 30, 2012
Cash flows from operating activities:
Net income	6,035	8,615
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	11,689	11,863
Deferred income taxes	44	997
Changes in fair value of warrant liabilities	716	(352)
Amortization of debt issuance costs	60	23
Authorization of government grant	(2)	(2)
Stock-based compensation expense	216	154
Loss from disposal of property, plant and equipment	26	297
Exchange gain	(63)	(46)
Gain from disposal of discontinued operation	—	(1,376)
Changes in operating assets and liabilities
Accounts receivable	(7,741)	(11,347)
Notes receivable	1,893	—
Accounts due from related parties	—	(85)
Prepayments and other current assets	76	(800)
Other non-current assets	141	157
Accounts payable	(387)	(519)
Amounts due to related parties	217	(4)
Other non-current liabilities	457	(6)
Accrued expenses and other current liabilities	(777)	(9,037)
Net cash provided by/(used in) operating activities	12,600	(1,468)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	—	(4,704)
Proceeds from the disposal of subsidiaries, net of tax	4,605	10,843
Acquisition of property, plant and equipment	(858)	(4,699)
Proceeds from disposal of property, plant and equipment	13	34
Payment to contractors for construction projects	(65)	(1,257)
Net cash provided by investing activities	3,695	217
Cash flows from financing activities:
Proceeds from short-term loans	2,028	11,479
Proceeds from long-term loans	6,430	3,200
Proceeds from loans from related parties	—	158
Proceeds from loans from third parties	382	16,098
Repayment of loans from third parties	(602)	(14,364)
Repayment of short-term loans	(13,831)	(7,833)
Repayment of long-term loans	(6,440)	(7,650)
Restricted cash	5,171	—
Net cash (used in)/provided by financing activities	(6,862)	1,088
Net increase (decrease) in cash and cash equivalents	9,433	(163)
Effect of changes in exchange rate on cash and cash equivalents	64	(33)
Cash and cash equivalents at the beginning of the period	7,967	8,402
Cash and cash equivalents at the end of the period	17,464	8,206